November 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: BNY Mellon ETF Trust II
Issuer CIK: 0002025968
Issuer File Number: 333-280471/811-23977
Form Type: 8-A12B
Filing Date: November 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of BNY Mellon Power Ecosystem ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications